VIA EDGAR AND EMAIL
February 13, 2006
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Russell Mancuso, Esq., Branch Chief Tim Buchmiller, Esq.

Re:	JMAR Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed February 13, 2006 File No. 333-131354 (“Registration Statement”)
Dear Mr. Mancuso:
We received the Staff’s comment letter, dated February 9, 2006 with respect to the above-referenced filing. On behalf of JMAR Technologies, Inc. (the “Registrant”), concurrently with this letter we are filing Amendment No. 1 to Form S-1 Registration Statement and have responded to all of your comments as set forth below. Capitalized terms used but not otherwise defined herein have meanings assigned to such terms in the Registration Statement.
For ease of reference, we have set forth the Staff’s comments and the Registrant’s response for each item below.
Fee Table
1.	Refer to footnote 4. Please clarify, if true, that you are registering the rights. If you are registering the rights, please file an opinion letter that addresses whether the rights are binding obligations of the registrant.
Registrant Response:
We have modified footnote 4 on the Form S-3 cover page to read as follows:
“(4) This registration statement also relates to Rights to purchase shares of Series A Junior Participating Preferred Stock of the Registrant, which are attached to all shares of common stock issued, pursuant to the terms of the Rights Agreement dated as of February 12, 1999. Until the occurrence of the prescribed events, the Rights are not exercisable, are evidenced by the certificates for the Common Stock and will be transferred with and only with such stock. Because no separate consideration is paid for the rights, the registration fee therefore is included in the fee for the Common Stock.”
We believe this provides additional clarification regarding the nature of the shareholders rights that are attached to each share of common stock (both those shares that are currently issued and those which will be issued in the future), including the fact that these rights are not presently exercisable. We have also attached as Exhibit 5.1 to Amendment No. 1 a revised opinion letter from our counsel that includes a reference to these rights and includes those rights in the opinions that are required by Rule 601(b)(5)(i). We noted your use of the phrase “binding obligations” in your request, but it is our understanding that Rule 601(b)(5) only requires the opinion for non-debt securities to address whether the securities were legally issued, fully paid and non-assessable. Although we have seen this issue addressed different ways (and in the

Securities and Exchange Commission
February 13, 2006

majority of the cases not addressed at all) in many filings with the SEC, we believe that our counsel’s presentation is the most appropriate.
2.	Please ask counsel to submit a letter to us via EDGAR to confirm our understanding that its reference to the corporation laws of Delaware includes all applicable provisions of the Delaware constitution.
Response:
The new Exhibit 5.1 attached to Amendment No. 1 has also been revised to modify the governing law provision to apply to the applicable provisions of the Delaware constitution. Our counsel has also made a number of smaller revisions to conform to their format for opinion letters of this nature. We have emailed a redline draft of the revised opinion letter to Mr. Buchmiller to facilitate your review in this matter.
An updated accountants’ consent is also attached to Amendment No. 1.
Please call JMAR’s counsel, Joseph Martinez, at (619) 515-3208 to discuss these matters at your earliest convenience.
Very truly yours,
/s/ DENNIS E. VALENTINE
Dennis E. Valentine

cc:	Joseph G. Martinez, Esq.